Auditors' Report

To the Board of Directors
Taseko Mines Limited

We have audited the consolidated balance sheets of Taseko Mines Limited as at September 30, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended September 30, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended September 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
January 29, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Board of Directors dated January 29, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
January 29, 2003

                              TASEKO MINES LIMITED
                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                        (Expressed in Canadian Dollars)

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

                                                      September 30     September 30
                                                              2002             2001
                                                     -------------    -------------
Assets

Current assets

Cash and equivalents .............................   $      39,104    $      82,296
Amounts receivable ...............................         336,247          231,432
Supplies inventory ...............................       2,282,954        2,400,000
Prepaid expenses .................................         103,631           27,183
                                                     -------------    -------------
                                                         2,761,936        2,740,911

Property, plant and equipment (note 4) ...........      10,158,525       10,872,590
Reclamation deposits (notes 3, 7(d)(ii) and 11(b))      18,576,524       17,854,892
Mineral property interests (note 5) ..............      28,813,296          602,001
                                                     -------------    -------------
                                                     $  60,310,281    $  32,070,394
                                                     =============    =============

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities

Bank operating loan (note 6) .....................   $   2,000,000    $        --
Accounts payable and accrued liabilities .........       1,569,288        1,644,810
Advances from related parties (note 10) ..........       3,469,168        1,283,779
                                                     -------------    -------------
                                                         7,038,456        2,928,589

Reclamation liability (notes 4 and 11(b)) ........      32,700,000       32,700,000
                                                     -------------    -------------
                                                        39,738,456       35,628,589
                                                     -------------    -------------

Shareholders' equity (deficiency)

Share capital (note 7) ...........................      91,889,200       87,897,199
Convertible debenture (note 7(d)) ................      17,000,000       17,000,000
Tracking preferred shares (note 3) ...............      26,641,948             --
Deficit ..........................................    (114,959,323)    (108,455,394)
                                                     -------------    -------------
                                                        20,571,825       (3,558,195)
Continuing operations  (note 1)
Commitments (note 5)
Subsequent  events (notes 5(e) and 11)
                                                     -------------    -------------
                                                     $  60,310,281    $  32,070,394
                                                     =============    =============

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

                                                                                             Years ended September 30,
                                                                              -----------------------------------------------------
                                                                                       2002                2001                2000
                                                                              -------------       -------------       -------------
Expenses
   Conference and travel ...............................................      $      44,429       $      72,981       $      36,428
   Consulting ..........................................................            133,672           1,750,662             104,683
   Corporation taxes ...................................................            577,228             211,486              94,836
   Depreciation ........................................................            714,065             714,857             717,002
   Exploration (schedule) ..............................................          2,071,885           3,860,176           4,464,999
   Interest and finance charges ........................................            507,790              73,058                --
   Legal, accounting and audit .........................................            334,492             483,653             199,905
   Office and administration ...........................................            247,061             674,783             795,049
   Refinery project (schedule) .........................................          1,698,826           3,571,942                --
   Shareholder communication ...........................................             90,835              73,523             101,953
   Trust and filing ....................................................             36,802              51,155              72,446
                                                                              -------------       -------------       -------------
                                                                                  6,457,085          11,538,276           6,587,301
                                                                              -------------       -------------       -------------
Other items
   Interest and other income ...........................................            551,842           1,110,431             678,014
   Gain on sale of property, plant and equipment .......................              1,314                --                  --
   Write down of mineral property acquisition costs ....................           (600,000)        (44,224,214)               --
   Write down of supplies inventory ....................................               --            (3,509,465)               --
                                                                              -------------       -------------       -------------
                                                                                    (46,844)        (46,623,248)            678,014
                                                                              -------------       -------------       -------------

Loss for the year ......................................................      $  (6,503,929)      $ (58,161,524)      $  (5,909,287)
                                                                              =============       =============       =============

Basic and diluted loss per common share (note 2) .......................      $       (0.21)      $       (2.32)      $       (0.25)
                                                                              =============       =============       =============
Weighted average number of
   common shares outstanding ...........................................         30,338,098          25,067,697          23,402,726
                                                                              =============       =============       =============



Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

                                                                                             Years ended September 30,
                                                                              -----------------------------------------------------
                                                                                       2002                2001                2000
                                                                              -------------       -------------       -------------
Deficit, beginning of year .............................................      $(108,455,394)      $ (50,293,870)      $ (44,384,583)
Loss for the year ......................................................         (6,503,929)        (58,161,524)         (5,909,287)
                                                                              -------------       -------------       -------------
Deficit, end of year ...................................................      $(114,959,323)      $(108,455,394)      $ (50,293,870)
                                                                              =============       =============       =============


See accompanying notes to consolidated financial statements

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)


                                                                                              Years ended September 30,
                                                                                    -----------------------------------------------
Cash provided by (used for)                                                                  2002             2001             2000
                                                                                     ------------     ------------     ------------
Operating activities
   Loss for the year ............................................................    $ (6,503,929)    $(58,161,524)    $ (5,909,287)
   Items not involving cash
       Accrued interest income on reclamation deposits ..........................        (546,632)        (837,062)        (455,803)
       Depreciation .............................................................         714,065          714,857          717,002
       Write down of mineral property acquisition costs .........................         600,000       44,224,214               --
       Write down of supplies inventory .........................................              --        3,509,465               --
       Gain on sale of property, plant and equipment ............................          (1,314)              --               --
       Acquisition premium paid for Gibraltar Refinery (2002) Ltd. ..............         314,330               --               --
       Shares issued for loan guarantee .........................................         400,000               --               --
   Changes in non-cash operating working capital
       Amounts receivable .......................................................        (104,815)       1,542,111        2,524,523
       Supplies inventory .......................................................         117,046           62,968          244,235
       Prepaid expenses .........................................................         (76,448)         102,702          (69,461)
       Accounts payable and accrued liabilities .................................         764,478         (430,256)        (757,536)
                                                                                     ------------     ------------     ------------
                                                                                       (4,323,219)      (9,272,525)      (3,706,327)
                                                                                     ------------     ------------     ------------

Investing activities
   Cash paid on acquisition of Harmony Gold Property ............................      (2,230,000)              --               --
   Cash acquired on business acquisition (note 5(e)) ............................              --               --           52,456
   Mineral property interests, net ..............................................              --               (1)          48,274
   Notes receivable .............................................................              --               --        3,457,213
   Proceeds on sale of mineral property interests ...............................               1               --               --
   Proceeds received on the sale of property, plant and equipment ...............           9,802               --               --
   Reclamation deposit (note 7(d)(ii)) ..........................................              --       (8,500,000)              --
                                                                                     ------------     ------------     ------------
                                                                                       (2,220,197)      (8,500,001)       3,557,943
                                                                                     ------------     ------------     ------------

Financing activities
   Bank operating loan ..........................................................       2,000,000               --               --
   Advances from related parties ................................................       2,185,389        2,663,188       (1,370,389)
   Advances from Gibraltar Engineering Services Limited Partnership .............       1,849,000               --               --
   Common shares issued for cash, net of issue costs ............................         465,835               --        2,421,480
   Convertible debenture (note 7(d)) ............................................              --        8,500,000        4,500,000
                                                                                     ------------     ------------     ------------
                                                                                        6,500,224       11,163,188        5,551,091
                                                                                     ------------     ------------     ------------

Increase (decrease) in cash and equivalents .....................................         (43,192)      (6,609,338)       5,402,707
Cash and equivalents, beginning of year .........................................          82,296        6,691,634        1,288,927
                                                                                     ------------     ------------     ------------
Cash and equivalents, end of year ...............................................    $     39,104     $     82,296     $  6,691,634
                                                                                     ============     ============     ============

Supplementary cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Mineral Property Exploration Expenses
(Expressed in Canadian dollars)

                                                                                           Property
                                                                          -----------------------------------------
Year ended September 30, 2002                                               Prosperity     Gibraltar      Westgarde           Total
                                                                          ------------    ----------   ------------    ------------
Exploration expenses
   Assays and analysis ................................................   $      7,352    $      367            $ -    $      7,719
   Equipment rentals ..................................................          6,546             -              -           6,546
   Geological .........................................................              -        39,830              -          39,830
   Mine planning ......................................................        (50,800)      215,900              -         165,100
   Site activities ....................................................          1,044     2,081,645              -       2,082,689
   Recovery of exploration expense
       incurred on sale (note 3) ......................................              -             -       (229,999)       (229,999)
                                                                          ------------    ----------   ------------    ------------
Exploration expenses (recovery) during the year .......................        (35,858)    2,337,742       (229,999)      2,071,885
Cumulative expenses, beginning of year ................................     41,523,768     6,650,841        210,976      48,385,585
                                                                          ------------    ----------   ------------    ------------
Cumulative expenses, end of year ......................................   $ 41,487,910    $8,988,583   $    (19,023)   $ 50,457,470
                                                                          ============    ==========   ============    ============



                                                                                           Property
                                                                          -----------------------------------------
Year ended September 30, 2001                                               Prosperity     Gibraltar      Westgarde           Total
                                                                          ------------    ----------   ------------    ------------
Exploration expenses
   Assays and analysis ................................................   $     88,679    $  147,209   $     10,016    $    245,904
   Equipment rentals ..................................................         72,873        18,723              -          91,596
   Geological .........................................................         72,339       546,123        167,392         785,854
   Mine planning ......................................................        149,068        18,700              -         167,768
   Option payment .....................................................              -             -         30,000          30,000
   Site activities ....................................................            626     2,503,963              -       2,504,589
   Transportation .....................................................          3,350        27,547          3,568          34,465
                                                                          ------------    ----------   ------------    ------------
Exploration expenses during the year ..................................        386,935     3,262,265        210,976       3,860,176
Cumulative expenses, beginning of year ................................     41,136,833     3,388,576              -      44,525,409
                                                                          ------------    ----------   ------------    ------------
Cumulative expenses, end of year ......................................   $ 41,523,768    $6,650,841   $    210,976    $ 48,385,585
                                                                          ============    ==========   ============    ============



                                                                                           Property
                                                                          -----------------------------------------
Year ended September 30, 2000                                               Prosperity     Gibraltar      Westgarde           Total
                                                                          ------------    ----------   ------------    ------------
Exploration expenses
   Assays and analysis ................................................   $     13,458    $  249,458            $ -    $    262,916
   Drilling ...........................................................              -       389,671              -         389,671
   Equipment rentals ..................................................         31,225        87,548              -         118,773
   Geological .........................................................         32,808       353,289              -         386,097
   Mine planning ......................................................        812,186       111,308              -         923,494
   Site activities ....................................................        115,388     2,193,138              -       2,308,526
   Transportation .....................................................         71,358         4,164              -          75,522
                                                                          ------------    ----------   ------------    ------------
Exploration expenses during the year ..................................      1,076,423     3,388,576              -       4,464,999
Cumulative expenses, beginning of year ................................     40,060,410             -              -      40,060,410
                                                                          ------------    ----------   ------------    ------------
Cumulative expenses, end of year ......................................   $ 41,136,833    $3,388,576            $ -    $ 44,525,409
                                                                          ============    ==========   ============    ============



See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)

                                                                                                  Years ended September 30,
                                                                                          ------------------------------------------
Refinery Project Expenses                                                                       2002           2001             2000
                                                                                          ----------     ----------     ------------
Concentrate production ..............................................................     $        -     $  168,381              $ -
Engineering .........................................................................        403,494      1,649,375                -
Environmental and permitting ........................................................         57,988        352,421                -
Interest ............................................................................         73,289        121,011                -
Metallurgy ..........................................................................         10,883        363,098                -
Pilot plant testwork ................................................................        290,680        508,759                -
Support services ....................................................................        548,162        408,897                -
Acquisition premium paid for Gibraltar Refinery (2002) Ltd. .........................        314,330              -                -
                                                                                          ----------     ----------     ------------
Expenses during the year ............................................................      1,698,826      3,571,942                -
Cumulative expenses, beginning of year ..............................................      3,571,942              -                -
                                                                                          ----------     ----------     ------------
Cumulative expenses, end of year ....................................................     $5,270,768     $3,571,942              $ -
                                                                                          ==========     ==========     ============


See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended September 30, 2002
(Expressed in Canadian Dollars)

1.       CONTINUING OPERATIONS

Taseko Mines Limited ("Taseko" or the "Company") is incorporated under the laws of the Province of British Columbia. Its principal business activities are the operations of the Gibraltar Copper Mine, which is currently on standby care and maintenance, and the exploration of the Company's 100% owned Prosperity Gold-Copper property. Both mineral properties are located in south central British Columbia, Canada, near the City of Williams Lake. On October 16, 2001, the Company acquired the Harmony Gold Property, a mineral exploration property located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, from a company related by way of common directors (note 3).

The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should metal prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. As at September 30, 2002, the Company had a working capital deficiency of approximately $4.3 million and had recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern. Subsequent to September 30, 2002, the Company completed $4.24 million in equity financings and received a $2.5 million refund in respect of its reclamation deposits (note 11).


2.       SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conform, in all material respects, with those generally accepted in the United States, except as disclosed in note 12. These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)), Gibraltar Refinery (2002) Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 5(a)), its 70% owned subsidiary
     Cuisson Lake Mines Ltd. (note 5(a)), and its interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(a)). All material intercompany accounts and transactions have been eliminated.


CASH AND EQUIVALENTS

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.


SUPPLIES INVENTORY

     Supplies inventory is reported at the lower of moving average cost and net realizable value.


PROPERTY, PLANT AND EQUIPMENT

     Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.


MINERAL PROPERTY INTERESTS

     The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

     All costs incurred by the Company during the standby care and maintenance period at the Gibraltar Mine are expensed as incurred (note 5(a)).

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

     Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

     Administrative expenditures are expensed as incurred.

     The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.


SHARE CAPITAL

     Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

     The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.


SHARE PURCHASE OPTION COMPENSATION PLAN

     The Company has a share purchase option compensation plan, which is described in Note 7(e). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.


INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.


LOSS PER COMMON SHARE

     In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA') revised Section 3500 of the CICA Handbook, Earnings per Share ("Section 3500"). Section 3500 requires the use of the treasury stock method of calculating diluted loss per share for options and warrants, and the use of the "if-converted" method of calculating diluted loss for convertible securities. Basic loss per share continues to be calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year.

     Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the period. Under the "if-converted" method, the computation of diluted earnings (loss) per share assumes conversion of convertible securities at the earlier of the beginning of the reporting period or the time of issuance and adjusts for the earnings effect of the convertible securities. Where there is a loss for the period, the potential shares to be issued are not included in the computation of diluted loss per share.

     During the year ended September 30, 2002, the Company adopted the recommendations of Section 3500 with retroactive restatement for fiscal 2001 and 2000. However, there was no effect on reported basic or diluted loss per share for fiscal 2001 or 2000, as the effect of outstanding options, warrants and convertible securities on basic loss per share would be anti-dilutive.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity. The fair value of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in the notes to the financial statements.


USE OF ESTIMATES

     The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability and rates for depreciation. Actual results could differ from those estimates.


SEGMENT DISCLOSURES

     The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.


COMPARATIVE FIGURES

     Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

3.       ARRANGEMENT AGREEMENT

Harmony Gold Property

After receiving shareholder and regulatory approval, effective October 16, 2001, the Company and its subsidiary Gibraltar Mines Ltd. (`Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental") (formerly Misty Mountain Gold Limited), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. Subsequent to closing, a dissenting shareholder of Continental exchanged his 717,500 Gibraltar preferred shares for 114,800 common shares of the Company. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be converted into common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years.
Accordingly, the tracking preferred shares have been classified within shareholders' equity on the consolidated balance sheet.

As this acquisition was a related party transaction not in the normal course of business that is not the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

                                                            Amount
                                                       -----------
Assets acquired
   Property and equipment ..........................   $     8,488
   Reclamation deposit .............................       175,000
   Mineral property interests ......................    28,811,296
                                                       -----------
                                                       $28,994,784
                                                       ===========

Consideration given
   Cash ............................................   $ 2,230,000
   12,483,916 tracking preferred shares of Gibraltar    26,641,948
   114,800 common shares of the Company ............       122,836
                                                       -----------
                                                       $28,994,784
                                                       ===========


The Gibraltar tracking preferred shares issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental. As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur within ten years from the date of issue, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

In connection with this acquisition, Taseko sold its interest in the Westgarde property to Continental for $230,000 cash, which has been presented as a recovery of exploration expenses incurred, and exchanged its 5% net profits interest, valued at $600,000, in the Harmony Project for a 1% working interest, valued at $600,000, in the Company's Prosperity Property held by a limited partnership beneficially controlled by Continental. In connection with this Arrangement Agreement, the Company undertook a bank loan in the amount of $2,000,000, which is fully secured by a private company controlled by one of the directors of Taseko. In consideration for providing security for this loan, the Company issued 606,061 common shares (note 6).

4. PROPERTY, PLANT AND EQUIPMENT


                                                    Accumulated
                                            Cost   Depreciation         Net book value
                                      -----------   -----------   -------------------------
Prosperity Property                   September 30 September 30  September 30  September 30
Equipment                            2002 and 2001         2002          2002          2001
-----------------------------------   -----------   -----------   -----------   -----------
Field .............................   $    11,879   $     9,426   $     2,453   $     3,504
Computer and office ...............        15,172        13,314         1,858         2,655
                                      -----------   -----------   -----------   -----------
Total Prosperity Property .........   $    27,051   $    22,740   $     4,311   $     6,159
                                      -----------   -----------   -----------   -----------
Gibraltar Mine
Plant and Equipment
-----------------------------------   -----------   -----------   -----------   -----------
Buildings and equipment ...........   $ 5,931,580   $   340,420   $ 5,591,160   $ 5,666,965
Mine equipment ....................     5,454,001     1,591,652     3,862,349     4,331,248
Plant and equipment ...............     1,015,303       441,911       573,392       703,579
Vehicles ..........................       152,854        70,045        82,809       103,444
Computer equipment ................       101,162        56,658        44,504        61,195
                                      -----------   -----------   -----------   -----------
Total Gibraltar Mine ..............   $12,654,900   $ 2,500,686   $10,154,214   $10,866,431
                                      -----------   -----------   -----------   -----------

                                      -----------   -----------   -----------   -----------
Total property, plant and equipment   $12,681,951   $ 2,523,426   $10,158,525   $10,872,590
                                      ===========   ===========   ===========   ===========


As part of the acquisition of the Gibraltar Mine in 1999, the Company pledged the Gibraltar Mine plant and equipment as well as reclamation deposits of $18.4 million, as security for the estimated environmental liability of $32.7 million assumed as part of the acquisition.

5.       MINERAL PROPERTY INTERESTS

                                             September 30  September 30
                                                     2002          2001
                                              -----------   -----------
Gibraltar Copper Mine (note 5(a)) .........   $     1,000   $     1,000
Prosperity Gold-Copper Property (note 5(b))         1,000         1,000
Harmony Gold Property (note 5(c)) .........    28,811,296       600,000
Westgarde Property (note 5(d)) ............             -             1
                                              -----------   -----------
                                              $28,813,296   $   602,001
                                              ===========   ===========

(a)      Gibraltar Copper Mine

In 1999, the Company, through Gibraltar Mines Ltd., acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL"), for $3,324,844. This acquisition included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine property for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which a total of $2,131,650 had been incurred to September 30, 2002.

In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 5(e)) and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership were each responsible for funding 50% of these evaluation costs.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company was the initial limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar Mine (the "Gibraltar Refinery").

The GESL Partnership has the right, in the event that a final decision is made to proceed with the construction of the Gibraltar Refinery on or before June 30, 2003, to provide necessary engineering services relating to a start-up of operations at the Gibraltar Mine, and for the final design, tendering, procurement and construction of the Gibraltar Refinery, as well as the right to become contract operator of the Gibraltar Mine, the Gibraltar Mine concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To September 30, 2002, the GESL Partnership incurred project costs of $4,956,438 (September 30, 2001 - $3,571,942), including expenses originally contemplated under the MOA but excluding the premium on acquisition of Gibraltar Refinery
(2002) Ltd. (see note 5(e)). Expenses incurred in excess of the amounts agreed to in the original MOA were funded by Taseko and the GESL Partnership.

The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar Mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$900,000 for services rendered in fiscal 2001 and 2002 (paid) and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar Mine. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar Mine.

The Gibraltar Mine has been on care and maintenance since being acquired in 1999. Due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5,936,568 to a nominal $1,000 during fiscal 2001.

(b)      Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Continental to earn a 1% working interest in the property for $600,001, which was reacquired in October 2001 (note 3).

During fiscal 2001, the Prosperity Project was written down to a nominal $1,000 to reflect the extended depressed conditions in the metal markets and the Company's intention to defer significant work on the project until a sustained recovery of metal prices had occurred. The working interest previously held by Continental was written down to a nominal amount when it was reacquired.

(c) Harmony Gold Property (note 3)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farm-out right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by
Continental, a public British Columbia company with certain directors and officers in common with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

Under the terms of an Arrangement Agreement (note 3), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

(d)      Westgarde Property

The Westgarde Property consists of 27 contiguous mineral claims that contain a copper prospect covering an area of 6000 hectares located 63 kilometres south of Smithers, British Columbia.

Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the original limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd., whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims. In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 were to be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000. During fiscal 2002, the Westgarde Property, including the Star and CL claims, was sold to Continental for $230,000 (note 3).

(e) Farm-out, joint venture and acquisition agreements

In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 which bore interest at 8% per annum, and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private British Columbia based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects.

On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire, for Taseko shares, all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000") for $5,484,574, which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion of the acquisition.

In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at a value of $0.44 per share to complete the acquisition of Gibraltar Refinery (2002) Ltd., which had acquired the private placement units of the GESL Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition.

A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4,850,000. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3,000,000. Pursuant to a call option agreement dated December 27, 2002, the Company has an exclusive option, until August 31, 2003, to acquire the third party's general partnership interest in the GRP Partnership for $3.5 million, at the Company's sole discretion, in either cash or through an issuance of Taseko common shares, valued at the prevailing ten-day weighted average closing price of the Company's common shares as quoted on the TSX Venture Exchange for the period ending immediately prior to the Company's delivery of a letter to exercise its option.

6.       BANK OPERATING LOAN

During fiscal 2002, the Company negotiated a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. A private company affiliated with a director has provided a fully collateralized guarantee and received 606,061 common shares of the Company in exchange for the guarantee. The market value of the shares issued has been included in interest expense in the consolidated statement of operations.

7.       SHARE CAPITAL

(a)      Authorized

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

                                                                            Number
Common shares                                                            of Shares         Amount
                                                                      ------------   ------------
  Balance, issued and outstanding, September 30, 2000 and 2001 ....     25,067,697   $ 87,973,363
     Less: 34,620 shares of the Company held by CEL2000 (note 5(e))              -        (76,164)
                                                                      ------------   ------------
  Balance, September 30, 2000 and 2001 ............................     25,067,697     87,897,199
  Issued during the period
     To a dissenting Continental shareholder in exchange for
       Gibraltar preferred shares at $1.07 per share (note 3) .....        114,800        122,836
     Loan guarantee at $0.66 per share (note 6) ...................        606,061        400,000
     Private placement at $0.50 per share, net of issue costs .....        414,850        185,835
     Private placement at $0.47 per share .........................        276,596        130,000
     Private placement at $0.40 per share .........................        375,000        150,000
     For the acquisition of Gibraltar Refinery (2002) Ltd. ........
        at $0.44 per share, net of issue costs (note 5(e)) ........      4,966,659      2,163,330
     For debt settlement at $0.40 per share (note 7(c)) ...........      2,100,000        840,000
                                                                      ------------   ------------
Balance, September 30, 2002 .......................................     33,921,663   $ 91,889,200
                                                                      ============   ============


(c) Debt settlement with shares

In April 2002, the Company settled $840,000 of accounts payable due to arm's-length creditors by issuing 2.1 million common shares, which reflected their market value at settlement date.

(d)      Convertible debenture

                                                    September 30  September 30
                                                            2002          2001
                                                     -----------   -----------
Convertible debenture ............................   $17,000,000   $17,000,000
Price per common share of the unexercised
   conversion right ..............................   $      3.89   $      3.64
                                                     -----------   -----------
Number of common shares potentially issuable
   under unexercised conversion right ............     4,370,180     4,670,330
                                                     ===========   ===========



(i) On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of
which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company's right to settle the debenture with cash, it has been included as a separate component of shareholders' deficiency on the balance sheet.

(ii) In connection with the acquisition of the Gibraltar Mine assets from BWCL, the Company agreed to place $8,500,000 debenture payment received on December
29, 2000 as a reclamation deposit to replace an $8,500,000 letter of credit previously posted by BWCL.

(e) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 4,400,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days following retirement, at management's discretion. In the case of death, they terminate at the earlier of one year after the event or the expiry of the options. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

                                                    2002                   2001                    2000
                                           --------------------   ----------------------   ---------------------
                                               Number   Average       Number     Average      Number     Average
                                            of shares     Price    of shares       Price   of shares       Price
                                           ----------    ------   ----------    --------   ---------    --------
Opening balance ........................      657,000    $ 1.56    2,242,500    $   2.31   1,931,500    $   2.43
   Granted during the year .............    4,042,500      0.50      218,500        1.07     351,500        1.88
   Expired/cancelled during year .......     (554,500)     1.38   (1,804,000)       2.43     (40,500)       2.39
                                           ----------    ------   ----------    --------   ---------    --------
Closing balance ........................    4,145,000    $ 0.50      657,000    $   1.56   2,242,500    $   2.31
                                           ==========    ======   ==========    ========   =========    ========

Contractual remaining life in years ....                   1.96                     1.21                    1.79
                                           --------------------   ----------------------   ---------------------

Range of exercise prices ...............                 $ 0.50               $1.65-3.64             $1.65-$3.64
                                           --------------------   ----------------------   ---------------------



During the year ended September 30, 2002, the Company repriced 317,500 share purchase options with an average price of $1.21 per share to $0.50 per share. In addition, the expiry date was changed on 35,000 share purchase options from September 27, 2002 to September 24, 2004; on 15,000 options from February 12, 2003 to September 24, 2004; on 72,000 options from June 11, 2003 to September 24, 2004; and on 35,000 options from September 27, 2002 to September 24, 2004.

(f) Share purchase warrants

The continuity of share purchase warrants is as follows:

                                 Outstanding                               Outstanding
                      Exercise     September                                 September
Expiry dates             price      30, 2001        Issued       Expired      30, 2002
                       -------    ----------    ----------    ----------    ----------
March 3, 2002 ......   $  1.30       138,089            --      (138,089)           --
March 3, 2002 ......   $  2.35       407,877            --      (407,877)           --
December 31, 2000/01   $  1.38     1,245,000            --    (1,245,000)           --
October 19, 2003 ...   $  0.58            --       276,596            --       276,596
December 27, 2003 ..   $  0.55            --       414,850            --       414,850(1)
January 8, 2006 ....   $  0.40            --       375,000            --       375,000
                       -------    ----------    ----------    ----------    ----------
                                   1,790,966     1,066,446    (1,790,966)    1,066,446
                                  ==========    ==========    ==========    ==========

----------
(1) The 414,850 warrants expiring December 23, 2003 are subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.83 for ten consecutive trading days.

                                 Outstanding                               Outstanding
                      Exercise     September                                 September
Expiry dates .......     price      30, 2000        Issued       Expired      30, 2001
                       -------   -----------    ----------    ----------    ----------
March 3, 2002 ......   $  1.30       138,089            --            --       138,089
March 3, 2002 ......   $  2.35       407,877            --            --       407,877
December 31, 2001 ..   $  1.38     1,245,000            --            --     1,245,000
                       -------   -----------    ----------    ----------    ----------
                                   1,790,966            --            --     1,790,966
                                 ===========    ==========    ==========    ==========

8.       INCOME TAXES

Substantially all of the difference between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized. As at September 30, 2002 and 2001, the tax effect of the significant components within the Company's future tax assets are as follows:

                                                   2002           2001
                                           ------------   ------------
Resource pools ........................    $  1,555,000   $  7,041,000
Loss carry forwards ...................       3,211,000      4,452,000
Other tax pools .......................       1,556,000        864,000
                                           ------------   ------------
                                              6,322,000     13,357,000
Valuation allowance ...................      (6,322,000)   (13,357,000)
                                           ------------   ------------
Net future income tax asset (liability)    $         -    $         -
                                           ============   ============


At September 30, 2002, the Company's tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $7.5 million, expiring at various times from 2003 to 2009, and certain resource related and other tax pools. The Gibraltar tracking preferred shares issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental (note 3).

9. SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

                                                               September 30   September 30  September 30
                                                                       2002           2001          2000
                                                               ------------  -------------  ------------
Issuance of tracking preferred shares of Gibraltar Mines Ltd.
   on acquisition of Harmony Gold Property (note 3) .........  $ 26,764,784   $          -  $          -
Issuance of common shares on acquisition of Gibraltar
   Refinery (2002) Ltd. (note 5(e)) .........................     2,163,330              -             -
Issuance of common shares on redemption of Gibraltar
   tracking preferred shares held by a dissenting Continental
   shareholder (note 3) .....................................       122,836              -             -
Issuance of common shares for loan guarantee (note 6) .......       400,000              -             -
Issuance of common shares settlement of debt (note 7(c)) ....       840,000              -             -
Acquisition of mineral properties for shares (note 5) .......             -              -     5,484,574
Notes receivable proceeds used to redeem preferred shares
   of subsidiary ............................................             -              -   (19,000,000)
                                                               ------------  -------------  ------------
    .........................................................  $ 30,290,950   $          -  $(13,515,426)
                                                               ============  =============  ============



Supplemental cash flow information
                                                               September 30   September 30  September 30
                                                                       2002           2001          2000
                                                               ------------  -------------  ------------
Cash paid during the period for
  Interest ..................................................  $    107,790   $         -    $        -
  Taxes .....................................................  $    117,333   $   150,888    $   94,836
                                                               ------------  -------------  ------------

10. RELATED PARTY TRANSACTIONS AND ADVANCES

                                                            September 30  September 30  September 30
Transactions                                                        2002          2001          2000
-----------------------------------------------------------  -----------   -----------   -----------
Hunter Dickinson Inc.
  Services rendered to the Company and its subsidiaries and
     reimbursement of third party expenses (a) ............  $   574,892   $   768,710   $   874,541
  Services rendered to GESL Partnership (b) ...............  $ 1,384,496   $ 3,571,9$             --
-----------------------------------------------------------  -----------   -----------   -----------


                                                            September 30  September 30  September 30
Advances                                                            2002          2001          2000
-----------------------------------------------------------  -----------   -----------   -----------
Advances to (from) (d)
  Hunter Dickinson Inc. (a) ...............................  $  (468,168)  $(1,283,779)  $ 1,379,409
  Hunter Dickinson Group Inc. (c) .........................  $(3,001,000)  $        --   $        --
-----------------------------------------------------------  -----------   -----------   -----------
Advances to (from) related parties ........................  $(3,469,168)  $(1,283,779)  $ 1,379,409
                                                             ===========   ===========   ===========


(a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) During fiscal 2001 and 2002, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates (note 5(a)).

(c) Hunter Dickinson Group Inc. ("HDG") is a private company with certain directors in common that provides consulting services to the Company, at market rates. The balance payable to HDG has resulted from a series of agreements between Taseko, HDI, HDG, GESL Partnership and GRP Partnership, whereby HDI assigned to HDG the balance payable owed to it by Taseko.

(d) Advances are non-interest bearing and due on demand.

(e) Bank operating loan (see note 6).

11.      SUBSEQUENT EVENTS

(a)      Share issuances

On December 31, 2002, the Company closed three equity private placements of its securities, as follows:

(i)      2,185,000 common shares at $0.30 per share;

(ii) 4,232,001 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.50 per share until December 31, 2004. The warrant shares are subject to a regulatory four month hold period expiring May 1, 2003, and thereafter the warrants are subject to a 45-day accelerated expiry in the event that the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

(iii) 5,787,500 flow-through units at $0.40 per unit. Each unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until December 31, 2004. The warrant shares are subject to a regulatory four month hold period expiring May 1, 2003, and thereafter the warrants are subject to a 45-day accelerated expiry in the event that the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

On certain portions of the financings, the following finders' fees and brokers' fees, units and warrants were paid and issued:

(i)      Cash of $126,876;

(ii) 302,250 warrants, exercisable at $0.40 per common share until December 31, 2003, subject to a regulatory four month hold period expiring May 1, 2003; and

(iii) 268,000 units, consisting of one common share and one warrant. Each warrant is exercisable at $0.50 per common share until December 31, 2004. The shares and warrant shares are subject to a regulatory four month hold period expiring May 1, 2003, and thereafter the warrants are subject to a 45-day accelerated expiry in the event that the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

(b)      Reclamation deposit refund

In December 2002, the British Columbia Ministry of Energy and Mines accepted an application made by the Company to reduce the security for its reclamation liability, and accordingly, released $2.5 million of the Company's reclamation deposits in connection with the Gibraltar Mine.

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

As disclosed in note 2, these financial statements have been prepared in accordance with Canadian GAAP which, for purposes of the Company conform, in all material respects with those of the United States, except as described below.

(a) Under the asset and liability method of tax allocation required under United States Statement of Financial Accounting Standards No. 109
         ("SFAS 109"), future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, which is comparable to Canadian GAAP for fiscal 2001 and 2002. For the year ended September 30, 2000, there is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for future tax assets has not been met.

(b) United States Statement of Financial Accounting Standards 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25.

         Under US GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options using a Black Scholes option pricing model, would be $546,000 for the year ended September 30, 2002 (2001 - $109,000,
         2000 - $280,000).

(c) In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on October 1, 2002.

(d) In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company is required to adopt SFAS No. 144 on October 1, 2002, on a prospective basis.